

Dami Jegede · 3rd in

Roombus

Building the future of home @ Roombus

Irvine, California, United States · 500+ connections · Contact info

Experience

Founder & CEO
Roombus · Full-time
Feb 2018 – Present · 2 yrs 11 mos
Los Angeles, California

Founder & CEO
Swipe · Full-time
Jun 2012 – Dec 2019 · 7 yrs 7 mos
Lekki, Lagos

Co-Founder & CEO
Nairabox
Mar 2015 – Jun 2018 · 3 yrs 4 mos
Lekki, Lagos

Skills & endorsements

Strategic Planning · 24

Endorsed by 2 of Dami's colleagues at Swipe

Business Strategy · 23

Endorsed by 2 of Dami's colleagues at Swipe

Project Management · 23

Damilola Aigoro and 22 connections have given endorsements for this skill

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Recommendations

Received (0)   **Given (1)**

Bodunrin Oye
Graphics, Web & Content
Management Professional
June 11, 2014, Bodunrin was a
client of Dami's

Bodunrin is calm, thorough and intentional. He gets the job done, consistently.